[Merrill Lynch Letterhead]

January 10, 2003

VIA EDGAR

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549-1004

Re:	Withdrawal of Form 485APOS Filing for Merrill Lynch Core Principal Protected Fund of Merrill Lynch Principal Protected Trust (the “Registrant”) Registration File Nos. 333-92404 and 811-21162

Commissioners:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we request withdrawal of the Form 485APOS filing made on behalf of the Registrant, Accession Number 0000891092-03-000027, which was erroneously submitted to the Securities and Exchange Commission today, Friday, January 10, 2003 and accepted. It was our intent to file under Rule 497A.

Please do not hesitate to contact the undersigned at (609) 282-8424 if you have questions or comments or if you require further information.

Very truly yours, /s/ Phillip S. Gillespie Phillip S. Gillespie Secretary of the Registrant